FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2021

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 18, 2021, announcing that Gilat Launches Next Generation VSAT Family Supporting 5G Networks and LEO/MEO Constellations.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 18, 2021	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Launches Next Generation VSAT Family Supporting 5G
Networks and LEO/MEO Constellations

Gilat's Aquarius family of ultra-high-performance, multi-orbit VSATs provides over 2 Gigabits per second of concurrent speeds and supports seamless satellite handover

Petah Tikva, Israel, February 18, 2021 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today the launch of its next generation family of VSATs, Aquarius, supporting 5G networks and LEO/MEO constellations. The ultra-high-performance, multi-orbit VSATs provide over 2 Gigabits per second of concurrent speeds and support seamless satellite handover.

As 5G networks are deployed and customer demands continue to exponentially grow, Gilat's Aquarius VSATs are designed to serve, with maximum efficiency, data and media intensive applications such as cellular 5G backhauling, maritime and enterprise. The VSATs exhibit ultra-high processing capabilities achieving unprecedented high throughputs for both downloads and uploads including high packets-per-second processing to meet the high-performance demands. The Aquarius VSAT capabilities, coupled with Gilat's long-time experience and patented cellular backhaul technology, make it the solution of choice for enabling Mobile Network Operators (MNOs) to deliver their customers a true 5G experience over satellite.

In addition, the Aquarius family is designed to provide uninterrupted service, supporting next-generation software-defined satellites in GEO and NGSO constellations. Aquarius enables seamless operation, “make before break”, utilizing open standard terminal interfaces, especially important in LEO constellations that require frequent satellite handovers.

"As the industry progresses to 5G networks and NGSO constellations it is critical for the ground segment to evolve to meet the needs of these high-demand applications," said Alik Shimelmits, Chief Technology & Product Officer at Gilat. "Gilat's next generation family of VSATs, Aquarius, are designed to meet needs of a wide range of bandwidth hungry applications and thus incorporate a wide-set of innovative technological achievements, including remarkable speeds and seamless support for multiple satellites."

"Satellite communications is an integral enabler of the 5G connectivity vision, providing the scale and scope to enable ubiquitous connectivity, as essential to materialize the vision of redefining the global experience," said Asaf Jivilik, Head of Marketing and Business Development at Gilat. "Gilat, as the recognized leader in cellular backhaul over satellite, is well positioned to become a major participant in the evolving 5G ecosystem, having proven multiple times that its technology is ready to support the 5G experience, that will directly influence the way people live and work."

Gilat's next generation VSAT, Aquarius, follows multiple industry-first achievements that have been demonstrated in a series of tests over GEO and LEO satellites. Already in 2019, in two different occasions, Gilat demonstrated record performance in the first-ever 5G connectivity over Telesat's Phase-1 LEO:

Gilat Announces First Ever Successful Demonstration of 5G Connectivity over a LEO Satellite, Powered by Gilat using Telesat’s Phase 1 LEO

Gilat Achieves Fastest Ever Modem Speeds of 1.2 Gbps Total Throughput over Telesat’s Phase 1 LEO Satellite

And most recently, over Thaicom's GEO HTS satellite: Gilat Successfully Demonstrates Carrying 5G Traffic with Outstanding Performance over Thaicom’s GEO HTS Satellite

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com